SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Porter Bancorp, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

736233107
(CUSIP Number)

with a copy to:
Marc Weingarten and David E. Rosewater
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 5, 2011
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 736233107	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON SBAV LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 744,135 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 744,135 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 744,135 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.2%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 736233107	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON SBAV GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 744,135 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 744,135 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 744,135 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.2%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 736233107	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON George Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 744,135 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 744,135 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 744,135 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.2%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 736233107	SCHEDULE 13DA	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0%
14	TYPE OF REPORTING PERSON* IA; CO

CUSIP No. 736233107	SCHEDULE 13D/A	Page 6 of 8 Pages

This Amendment No. 1 (the "Amendment") amends the statement on Schedule 13D filed on July 11, 2011 (the "Original Schedule 13D"), with respect to the common stock, no par value (the "Shares") of Porter Bancorp, Inc., a Kentucky corporation (the "Issuer" or "Bank").  The Original Schedule 13D, as amended by this Amendment, is hereinafter referred to as the "Schedule 13D".  Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.  This Amendment amends Items 2, 4, 5(c) and 7 as set forth below.

Item 2.	IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated as follows:

(a)           This statement is filed by Clinton Group, Inc., a Delaware corporation ("CGI"), SBAV LP, a Delaware limited partnership ("SBAV"), SBAV GP LLC, a Delaware limited liability company ("SBAV GP") and George Hall ("Mr. Hall," and together with CGI, SBAV and SBAV GP, the "Reporting Persons").

(b)           The principal business address of each of the Reporting Persons is 9 West 57th Street, 26th Floor, New York, New York 10019.

(c)           The principal business of CGI is to invest on behalf of funds and accounts under its management. The principal business of SBAV LP is to invest in securities.  The principal business of SBAV GP is to act as the general partner of SBAV LP.  George Hall is the sole and Managing Member of SBAV GP.

(d)           None of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Hall is a citizen of the United States of America.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of CGI is set forth in Schedule A attached hereto.  To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of such individuals owns any Shares.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended by the addition of the following:

On August 2, 2011, representatives of the Reporting Persons showed up for a scheduled meeting with executives and board members from the Issuer during an investor conference in New York. The Issuer’s representatives refused to meet with the Reporting Persons. The Reporting Persons expressed their desire for fair and equal access to information about the Issuer. The Issuer’s representatives nevertheless refused to meet with the Reporting Persons. The Reporting Persons expressed their view that the Chief Executive Officer should be replaced and that assets on the balance sheet were improperly valued. The Reporting Persons were asked to leave.

Later on August 2, 2011, representatives of the Reporting Persons met with one of the independent directors of the Issuer and expressed the concerns stated in the letter of August 5, 2011, which are summarized below and filed herewith.

On August 5, 2011, the Reporting Persons sent a letter to David Hawkins, the Chairman of the Risk Policy and Oversight Committee of the Board of Directors (the “Committee”), calling on the Committee to study a number of issues at the Bank including: (i) underwriting standards; (ii) due diligence and documentation processes; (iii) appraisal process; (iv) failure to recruit and retain qualified personnel to handle NPAs; (v) the “Friends of the Bank” policy; (vi) restructuring of loans on favorable terms; (vii) methodology for valuing real estate on the balance sheet; (viii) concentration of construction and development loans; and (ix) the late recognition of real estate trends in Kentucky. The letter also requests, among other things, that the Reporting Persons be permitted to present their concerns to the Committee and that the Committee report to shareholders on its activities regularly. The letter furthermore calls on the Board to replace the Chief Executive Officer.

This summary of the letter is qualified in its entirety by reference to the full text of the letter, which is filed as Exhibit 6 to this Schedule 13D and is incorporated by reference into this Item 4.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5(c) is hereby amended and restated as follows

(c)           Other than the transfer of the 744,135 Shares (including warrants to purchase  228,261 Shares) from Clinton Magnolia Master Fund, Ltd. to SBAV LP, which occurred on August 4, 2011, no transactions in the Shares were effected by the Reporting Persons since the filing of the Original Schedule 13D.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by the addition of the following:

Exhibit	Description
6	Letter from Clinton Group, Inc. to Porter Bancorp, Inc. dated August 5, 2011.
7	Joint Filing Agreement, dated August 5, 2011.

CUSIP No. 736233107	SCHEDULE 13D/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 5, 2011

Clinton Group, Inc.

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

SBAV LP

By:	SBAV GP LLC, its general partner

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

SBAV GP LLC

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

/s/ George Hall
George Hall

CUSIP No. 736233107	SCHEDULE 13D/A	Page 8 of 8 Pages

SCHEDULE A

Directors and Executive Officers of Certain Reporting Persons

CLINTON GROUP, INC.

The following sets forth the name, position and principal occupation of each director and executive officer of CGI.  Each such person is a citizen of the United States of America.  The business address of each director and executive officer is 9 West 57th Street, 26th Floor, New York, New York 10019.

Name	Position
George Hall	Director and President
Francis A. Ruchalski	Director and Chief Financial Officer
John L. Hall	Director